UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2018

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2018

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

Interim Dividends for the Fiscal Year Ending March 31, 2019

and Revision of Year-end and Annual Dividend Forecast

for the Fiscal Year Ending March 31, 2019

Tokyo, November 13, 2018 — MUFG hereby announces that its Board of Directors today resolved to (i) pay the interim dividends, the record date of which is September 30, 2018, and (ii) revise the forecast of the year-end and annual dividends per share for the fiscal year ending March 31, 2019, as stated below.

1.	Description of Interim Dividends for the Fiscal Year Ending March 31, 2019

	Determined amount	Most recent dividend forecast (announced on May 15, 2018)	Actual results for previous fiscal year (ended March 31, 2018)
Record date	September 30, 2018	September 30, 2018	September 30, 2017
Dividends per share	¥11	¥10	¥9
Total amount of dividends	¥144,314 million	—	¥119,890 million
Effective date	December 5, 2018	—	December 5, 2017
Resource of the dividends	Retained earnings	—	Retained earnings

2.	Description of Revision of Dividend Forecast for the Fiscal Year Ending March 31, 2019

	Dividends per share
	Interim dividends	Year-end dividends	Annual dividends
Previous forecast (A)	¥10	¥10	¥20
Revised forecast (B)		¥11	¥22
Actual results for fiscal year ending March 31, 2019 (B)	¥11
Amount of increase/decrease (B - A)	+¥1	+¥1	+¥2

Actual results for fiscal year ended March 31, 2018	¥9	¥10	¥19

3.	Reasons

MUFG’s basic policies call for continuously seeking to improve shareholder returns, focusing on dividends in the pursuit of an optimal balance with solid equity capital and strategic investment for growth.

MUFG will aim for the stable and sustainable increase in dividends per share through profit growth, with a dividend payout ratio target of 40%.

Based on these policies, MUFG decided to pay ¥11 per share as the interim dividends for the fiscal year ending March 31, 2019, an increase of ¥1 from the previously forecasted ¥10. Additionally, MUFG revised the year-end dividend forecast from previous ¥10 to ¥11 per share, making an increase of ¥1. As a result, the annual dividends are forecasted to be ¥22 per share, a ¥2 increase from the previous forecast and a ¥3 increase from the actual result for the fiscal year ended March 31, 2018.

- End -

About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with over 1,800 locations in more than 50 countries. The Group has over 150,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges.

For more information, visit https://www.mufg.jp/english.

Press contact:

Naokazu Matsuda

Public Relations Division

Tokyo/Head Office

Mitsubishi UFJ Financial Group, Inc.

T +81-3-5218-1815

E naokazu_matsuda@mufg.jp

This notice contains forward-looking statements regarding estimates, forecasts, etc. in relation to the results of operations, financial conditions and other general management of MUFG and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, MUFG’s current estimates, perceptions and evaluations. In addition, in order for MUFG to adopt such estimates, forecasts, etc. regarding future events, certain assumptions have been made. Accordingly, the statements and assumptions are inherently not guarantees of future performance and may result in inaccuracy from an objective point of view and in material differences from actual results. There exist a number of factors that might lead to uncertainties and risks. For the main matters that may be currently forecast, please see the most recent Financial Highlights, the Annual Securities Report, Disclosure Book, and Annual Report, and other disclosures that MUFG has announced.